Alpha Architect ETF Trust
213 Foxcroft Road
Broomall, PA 19008

July 14, 2017

VIA EDGAR TRANSMISSION

Ms. Kathy Churko
U.S. Securities and Exchange Commission (the “Commission”)
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	Alpha Architect ETF Trust (the “Trust”)
File Nos. 333-195493 and 811-22961

Dear Ms. Churko:

This correspondence is in response to the comment the Trust received from you on June 28, 2017 with respect to the Trust’s financial statements filed on Form N-CSR for the fiscal year ended September 30, 2016 for each series of the Trust (each a “Fund” and collectively, the “Funds”). For your convenience, your comments have been reproduced with the Trust’s response following each comment.

Comment 1.
Each Fund is classified as non-diversified for purposes of the Investment Company Act of 1940 (the "1940 Act").  The September 30, 2016 shareholder report indicates that each Fund's portfolio is diversified as defined in the 1940 Act as of the date of the shareholder report.  Please inform the staff of the length of time that each Fund has been operating as a diversified fund.  If a Fund has been operating as a diversified fund for more than three years, please confirm whether the Fund will seek shareholder approval to revert to its non-diversified classification and/or update the Fund's disclosure, as applicable.

Response:
Each Fund has been operating as a diversified fund since its inception, the oldest of which was on October 22, 2014, and consequently, no Fund has operated as a diversified fund for three years. The Trust confirms that, once a Fund has operated as a diversified fund for three years, the Fund will begin using disclosure to reflect such classification, and following such time, the Fund will not operate as a non-diversified fund absent shareholder approval of such change.

Comment 2.
The financial highlights for the MomentumShares International Quantitative Momentum ETF reflect that the Fund had a distribution to shareholders that was a return of capital. Please confirm that the Fund complied with the notice requirements of Rule 19a-1. The staff also notes that a link on the Fund’s website to information about such return of capital distribution does not appear to work.

Response:
The Trust believes that the Fund was in compliance with Section 19(a) and Rule 19a-1. A Section 19(a) notice is required to be provided to shareholders if, based on estimates of the accounting books and records of the Fund, a distribution will be made from any source other than the Fund’s net income. With regard to the MomentumShares International Quantitative Momentum ETF, the return of capital amount noted on the Statement of Changes in Net Assets and Financial Highlights reflected tax adjustments made at fiscal year-end which changed the characterization of the distribution to a tax basis return of capital. Additionally, the link on the Fund’s website has been repaired. The Trust appreciates the staff bringing the issue to its attention.

Comment 3.
Please explain the Participation Agreement with Advanced Alpha Architect, L.P. (the “Investing Fund”) disclosed in Note 3. Please also explain why the Investing Fund is not listed in the Statement of Additional Information (“SAI”) as a control person or principal holder of the Funds.

Response:
The Trust’s Participation Agreement with the Investing Fund was entered into to provide a mechanism for the Funds to receive formal notice from the Investing Fund if the Investing Fund were to control one or more of the Funds. The Trust notes that the Investing Fund was a principal holder of each Fund as of January 11, 2017, the record date used for the applicable disclosure in the Funds’ current SAI. The Trust further notes that the Investing Fund was inadvertently omitted from the list of the Funds’ principal holders in the current SAI. The Trust will include the Investing Fund in the list of each Fund’s principal holders in the next update to the Funds’ SAI if the Investing Fund continues to be a principal holder of one or more Funds as of the record date used for such SAI, which the Funds’ investment adviser does not expect will be the case.

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If you have any questions regarding the above responses, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.

Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky, Esq.
Vice President
U.S. Bancorp Fund Services, LLC,
as Administrator to the Trust